SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. )*



                      RESTAURANT ACQUISITION PARTNERS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   761250 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)

|_| Rule 13d-1(c)

|X| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 761250 10 9                                          Page 2 of 5 Pages


--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      John M. Creed
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a)   |_|
      (b)   |_|
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                        5    SOLE VOTING POWER

                             277,778 Shares*
     NUMBER OF          --------------------------------------------------------
      SHARES            6    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                0
       EACH             --------------------------------------------------------
     REPORTING          7    SOLE DISPOSITIVE POWER
      PERSON
       WITH                  277,778 Shares*
                        --------------------------------------------------------
                        8    SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------

 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      277,778 Shares*
--------------------------------------------------------------------------------
10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                     |_|

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      6.7%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
--------------------------------------------------------------------------------
      SEE INSTRUCTIONS BEFORE FILLING OUT!

* Does not give effect to warrants to purchase 500,000 shares of common stock, which are not exercisable within 60 days hereof.

CUSIP No. 761250 10 9                                          Page 3 of 5 Pages


Item 1        (a).       Name of Issuer:

                         Restaurant Acquisition Partners, Inc. ("Issuer")

Item 1        (b).       Address of Issuer's Principal Executive Offices:

                         5950 Hazeltine National Drive, Suite 290, Orlando, Florida 32822

Item 2        (a).       Name of Persons Filing:

                         John M. Creed ("Creed")

Item 2        (b).       Address of Principal Business Office or, if None,
                         Residence:

                         The principal business address of Creed is 804 Pier View Way, Suite 208, Oceanside, California 92054.

Item 2        (c).       Citizenship:

                         Creed is a United States citizen.

Item 2        (d).       Title of Class of Securities:

                         Common Stock, par value $.0001 per share

Item 2        (e).       CUSIP Number:

                         761250 10 9

Item 3. If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

              (a)        |_|      Broker or dealer registered under Section 15
                                  of the Exchange Act;

              (b)        |_|      Bank as defined in Section 3(a)(6) of the
                                  Exchange Act;

              (c)        |_|      Insurance company as defined in Section
                                  3(a)(19) of the Exchange Act;

              (d)        |_|      Investment company registered under Section 8
                                  of the Investment Company Act;

              (e)        |_|      An investment adviser in accordance with Rule
                                  13d-1(b)(ii)(E);

              (f)        |_|      An employee benefit plan or endowment fund in
                                  accordance with Rule 13d-1(b)(1)(ii)(F);

              (g)        |_|      A parent holding company or control person in
                                  accordance with Rule 13d-1(b)(ii)(G)

              (h)        |_|      A savings association as defined in Section
                                  3(b) of the Federal Deposit Insurance Act;

              (i)        |_|      A church plan that is excluded from the
                                  definition of an investment company under
                                  Section 3(c)(14) of the Investment Company
                                  Act;

              (j)        |_|      Group, in accordance with Rule
                                  13d-1(b)(1)(ii)(J).

CUSIP No. 761250 10 9                                          Page 4 of 5 Pages

Item 4.    Ownership

           Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
           Item 1.

           (a)    Amount beneficially owned:

                  Creed beneficially owns 277,778 shares of common stock.*

           (b)    Percent of Class:

                  6.7%

           (c)    Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote:

                        277,778 shares of common stock*

                  (ii)  Shared power to vote or to direct the vote:

                        0 shares of common stock

                  (iii) Sole power to dispose or to direct the disposition of:

                        277,778 shares of common stock*

                  (iv)  Shared power to dispose or to direct the disposition of:

                        0 shares of common stock

                  Instruction : For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.    Ownership of Five Percent or Less of a Class

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: |_|

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           None.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

           None.

Item 8.    Identification and Classification of Members of the Group.

           None.

Item 9.    Notice of Dissolution of Group.

           None.

Item 10.   Certifications.

           None.



* Does not give effect to warrants to purchase 500,000 shares of common stock, which are not exercisable within 60 days hereof.

CUSIP No. 761250 10 9                  13G                     Page 5 of 5 Pages


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2007



                                                          /s/ John M. Creed
                                                          -----------------
                                                              John M. Creed